UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hoku Scientific, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

434712 10 5

(CUSIP Number)

Mr. Lijun Qin
No. 1 Tianwei Road
Southwest Airport Economic Development Zone, Chengdu
Sichuan, China
+86 028-67050188

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Tianwei New Energy Holdings Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
43,379,287 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power
43,379,287 (1)

	10	Shared Dispositive Power

111	Aggregate Amount Beneficially Owned by Each Reporting Person
43,379,287 (1)

112	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.97% (2)

14	Type of Reporting Person
CO

(1)
Consists of 33,379,287 shares of Common Stock, par value $0.001 per share of Hoku Scientific, Inc. (“Hoku”) and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person in connection with the transaction further described in Item 3 below.

(2)
This percentage is calculated based upon 64,777,861 shares of Common Stock, consisting of 21,398,574 shares of Common Stock which were represented by Hoku as issued and outstanding as of December 21, 2009, 33,379,287 shares of Common Stock issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person in connection with the transaction further described in Item 3 below.

1	Name of Reporting Persons
Baoding Tianwei Group Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
43,379,287 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power
43,379,287 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person
43,379,287 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.97% (2)

14	Type of Reporting Person
HC, CO

(1)
Consists of 33,379,287 shares of Common Stock, par value $0.001 per share of Hoku Scientific, Inc. (“Hoku”) and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person in connection with the transaction further described in Item 3 below.

(2)
This percentage is calculated based upon 64,777,861 shares of Common Stock, consisting of 21,398,574 shares of Common Stock which were represented by Hoku as issued and outstanding as of December 21, 2009, 33,379,287 shares of Common Stock issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person in connection with the transaction further described in Item 3 below.

This Amendment No. 1 supplements and amends Items 3, 4, 5 and 7 of the statement on Schedule 13D filed on September 30, 2009 (as amended, the “Schedule 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the original Schedule 13D.

Item 3.   Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Securities Purchase Agreement and Warrant

On December 22, 2009, pursuant to a Securities Purchase Agreement between Tianwei and Hoku dated as of September 28, 2009 (the “SPA”), Hoku issued 33,379,287 shares (the “Shares”) of its common stock, par value $0.001 per share (“Common Stock”), and a warrant to purchase an additional 10,000,000 shares of Common Stock (the “Warrant”) to Tianwei (the “Closing”).

Amended and Restated Supply Agreements and Related Security Agreements

In exchange for the issuance of the Shares and the Warrant, Tianwei has canceled $50 million in prepayments made to Hoku’s wholly-owned subsidiary, Hoku Materials, Inc. (“Hoku Materials”), pursuant to the amendment and restatement of Tianwei’s two existing polysilicon supply agreements with Hoku Materials (the “Amended and Restated Supply Agreements”) at the Closing.  In addition, Hoku Materials granted to Tianwei a security interest pursuant to two separate security agreements (the “Security Agreements”) in certain of Hoku Materials’ assets to secure Hoku Materials’ obligations under the Amended and Restated Supply Agreements.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Investor Rights Agreement

In connection with the Closing, Hoku entered into an investor rights agreement (the “Investor Rights Agreement”) with Tianwei, under which Hoku has agreed to file a registration statement with the Securities and Exchange Commission, or the Commission, within 30 days of the Closing for the resale of 30% of the Shares and the shares of Common Stock covered by the Warrant, and Tianwei has agreed not to sell or transfer, directly or indirectly, the remaining 70% of the Shares until the first anniversary of the Closing.

Officer and Director Lock-Up Agreements

In connection with the Closing, certain of Hoku’s officers and directors entered into lock-up agreements with Tianwei, under which they agreed not to sell or transfer, directly or indirectly, any of their shares of Common Stock, except under a pre-existing Rule 10b5-1 plan, until the first anniversary of the Closing.

Debt Financing

At the Closing, Hoku entered into a Loan Implementation Agreement with Hoku Materials and Tianwei (the “Loan Implementation Agreement”).  Under the Loan Implementation Agreement, Tianwei will provide Hoku with a loan of $50 million through China Construction Bank, as its agent (the “Term Loan”).  The Term Loan will be funded in two tranches: the first tranche in the amount of $20 million within 20 business days after the Closing; and the second tranche in the amount of $30 million within 60 days after the Closing, in each case subject to receipt of the applicable People’s Republic of China government approvals.  At the Closing, Hoku also entered into a Financing Backstop Agreement with Tianwei (the “Financing Backstop Agreement”).  Under the Financing Backstop Agreement, Tianwei agreed that, in the event all or any portion of the Term Loan shall not have been advanced to Hoku within 60 days after the Closing, Tianwei shall pay or cause to be paid any unfunded amount to Hoku within five business days after such date.

The description of the terms and conditions of the SPA, the Warrant, the Investor Rights Agreement, the Lock-Up Agreements, the Amended and Restated Supply Agreements, the Security Agreements, the Loan Implementation Agreement and the Financing Backstop Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA attached hereto as Exhibit B, which is incorporated by reference, the Warrant attached hereto as Exhibit C, the Investor Rights Agreement attached hereto as Exhibit D, the form of Lock-Up Agreements attached hereto as Exhibit E, the Amended and Restated Supply Agreements attached hereto as Exhibits F and G, the form of Security Agreements attached hereto as Exhibit H, the Loan Implementation Agreement attached hereto as Exhibit I and the Financing Backstop Agreement attached hereto as Exhibit J.

Change in the Board of Directors

The purpose of the transaction contemplated by the SPA was to effect a change of control of Hoku.  As a result of the transaction, the size of Hoku’s board of directors has been increased from five to seven.  Effective as of the Closing, Karl M. Taft III and Kenton T. Eldridge have resigned from Hoku’s board of directors, and Dustin M. Shindo, Karl E. Stahlkopf and Dean K. Hirata will remain as members of Hoku’s board of directors.  The following four new directors: Yu Wen, Zhong Li, Wei Xia and Yi Zheng have been appointed by Tianwei to Hoku’s board of directors.  Mr. Shindo will remain as the chairman of Hoku’s board of directors after the Closing until the end of Hoku’s current fiscal year.  Effective as of the beginning of Hoku’s next fiscal year, Mr. Xia will serve as the chairman of Hoku’s board of directors.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a)-(b) (including the ownership table and its footnotes) and replacing them with the following:

(a) –(b)  The following information with respect to the ownership of shares of Common Stock by the Reporting Persons is provided as of December 22, 2009:

	Sole Voting Power(1)	Shared Voting Power	Sole Dispositive Power(1)	Shared Dispositive Power	Beneficial Ownership(1)	Percentage of Class (2)
Tianwei	43,379,287	0	43,379,287	0	43,379,287	66.97%

Tianwei Group	43,379,287	0	43,379,287	0	43,379,287	66.97%

(1)	Consists of 33,379,287 shares of Common Stock and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person.

(2)
This percentage is calculated based upon 64,777,861 shares of Common Stock, consisting of 21,398,574 shares of Common Stock which were represented by Hoku as issued and outstanding as of December 21, 2009, 33,379,287 shares of Common Stock issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant issued to the Reporting Person in connection with the transaction further described in Item 3 below.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

Exhibit C –Warrant for the Purchase of Shares of Common Stock of Hoku Scientific, Inc., dated December 22, 2009, issued to Tianwei New Energy Holdings Co., Ltd.

Exhibit D –Investor Rights Agreement, dated as of December 22, 2009, between Tianwei New Energy Holdings Co., Ltd. and Hoku Scientific, Inc.

Exhibit E – Form of Lock-Up Agreement, dated December 22, 2009, between Tianwei New Energy Holdings Co., Ltd. and certain officers and directors of Hoku Scientific, Inc.

Exhibit F – Amended and Restated Supply Agreement No. 1, dated as of December 22, 2009, between Tianwei New Energy Holdings Co. Ltd. and Hoku Materials, Inc.

Exhibit G – Amended and Restated Supply Agreement No. 2, dated as of December 22, 2009, between Tianwei New Energy Holdings Co. Ltd. and Hoku Materials, Inc.

Exhibit H – Form of Security Agreement relating to each of the Amended and Restated Supply Agreements, dated as of December 22, 2009, between Tianwei New Energy Holdings Co. Ltd. and Hoku Materials, Inc.

Exhibit I – Loan Implementation Agreement, dated December 22, 2009, among Hoku Scientific, Inc., Hoku Materials, Inc. and Tianwei New Energy Holdings Co. Ltd.

Exhibit J – Financing Backstop Agreement, dated December 22, 2009, between Hoku Scientific, Inc. and Tianwei New Energy Holdings Co. Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2009	Tianwei New Energy Holdings Co., Ltd.

	By:	/s/ Qiang Ding
Title: Legal Representative

December 31, 2009	Baoding Tianwei Group Co., Ltd.

	By:	/s/ Qiang Ding
Title: Legal Representative